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                                                                 EXHIBIT 11


                       Aon Corporation and Subsidiaries

                 CONSOLIDATED NET INCOME PER SHARE COMPUTATION



(millions except per share data)                   Years Ended December 31
                                                -----------------------------
                                                 1995       1994       1993
                                                -------    -------    -------
EARNINGS PER SHARE
  Net income..................................   $402.8     $360.0     $323.8
  Preferred stock dividends...................     24.7       26.8       24.5
                                                 ------     ------     ------
    Net income less preferred stock dividends.   $378.1     $333.2     $299.3
                                                 ======     ======     ======

  Average common shares issued................    110.8      107.1      105.0
  Net effect of treasury stock activity.......     (2.8)      (4.4)      (3.7)
  Weighted average effect of Series B
    preferred stock...........................        -        2.8        4.1
  Net effect of dilutive stock compensation
    plans based on the treasury stock method..      0.7        0.7        1.0
                                                 ------     ------     ------
      Average common and common equivalent
        shares outstanding....................    108.7      106.2      106.4
                                                 ======     ======     ======
    Net income per share  (1).................   $ 3.48     $ 3.14     $ 2.81
                                                 ======     ======     ======
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 (1) Primary and fully diluted net income per share are materially the same.